EXHIBIT NO. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

3-1

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance and our long-term financial objectives;

•	competition in the used equipment market;

•	growth of our operations, including replacement of existing auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of our online marketplace, including increased online participation in auctions as buyers become more comfortable with our bidding technology and online tools and services;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value-added services;

•	our ability to grow our sales force and improve sales force productivity;

•	the effect of Original Equipment Manufacturer production on our Gross Auction Proceeds;

•	the effect of an increased number of Territory Managers on our sales team performance, Gross Auction Proceeds and revenues;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission or underwritten, or at risk (guarantee and inventory) contracts and its impact on revenues and profitability;

•	our Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and revenues;

•	our direct expense and income tax rates and selling, general and administrative expenses;

3-2

•	the supply trend of equipment in the market

•	the potential for growth of EquipmentOne and other online marketplaces

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities;

•	our ability to successfully implement our cost realignment plan; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer succession planning and transition

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below and other relevant factors.

3-3

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2013 compared to the year ended December 31, 2012. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto as at and for the years ended December 31, 2013 and 2012, and with the disclosures regarding forward-looking statements and risk factors included within this discussion.

Additional information relating to our Company, including our most recent Annual Information Form, is available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR, EDGAR, or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of February 28, 2014.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Financial Reporting Standards Board. Amounts discussed below are based on our audited consolidated financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

3-4

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted Earnings Per Share (“EPS”), and all related rates and margins for the years ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Consolidated Highlights

Years ended December 31
(in U.S.$000’s, except per share amounts)	2013	2012	% Change
Consolidated Income Statements
Revenues	$467,403	$437,955	7%
Earnings from operations	126,379	120,039	5%
Net earnings	93,825	79,551	18%
Diluted EPS	0.88	0.74	19%
Cash Flows
Net cash generated by operating activities	$189,116	$134,060	41%
Net cash used in investing activities	(30,109)	(110,870)	73%
Net cash generated by (used in) financing activities	(96,817)	43,414	-323%
Other highlights
Gross Auction Proceeds(1),(2)	$3,817,768	$3,907,991	-2%
Revenue Rate(1),(3)	12.24%	11.21%	103	pts.
EBITDA Margin(1),(4)	36.3%	36.8%	(50)	pts.
Adjusted Net Earnings(1),(5)	89,989	82,555	9%
Adjusted Diluted EPS(1)	0.84	0.77	9%
Dividends Paid	53,918	50,042	8%

(1)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds (“GAP”) and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and eliminates the financial impact of items we does not consider to be part of our normal operating results.
(2)	GAP represents the total proceeds from all items sold at our auctions and online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to GAP.
(3)	Revenue Rate is our revenues divided by our GAP.
(4)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is calculated using the information disclosed in our annual consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of revenues.
(5)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items, and we have provided reconciliation below.
(6)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

3-5

Revenues increased by 7% in 2013 and were a record for the Company. Revenues increased primarily as a result of the increase in our Revenue Rate due to the performance of our at risk business. Geographically we saw strong revenue growth in Canada of 9%, with more moderate growth in Europe and the United States which grew by 7% and 6% respectively. Revenues generated in the rest of the world were up slightly, increasing by 2%.

Earnings from operations grew by 5% over 2012 as selling, general and administrative expenses (“SG&A”) grew by 7%, the same rate as overall revenue growth. SG&A includes a one-time expense of $4.6 million payable under a separation agreement relating to the planned departure of our CEO in 2014. This has been shown as an adjusting item as presented below. Excluding this expense, earnings from operations were up 9%, a rate higher than our revenue growth illustrating the operating leverage in our business model.

Net earnings grew by 18% over 2012. This increase is higher than our increase in earnings from operations primarily because of property dispositions. In 2013, we had significant gains of $7.2 million after-tax related to dispositions of property during the year contrasted with losses of $3.0 million related to property dispositions in 2012. We consider gains and losses from property sales to be adjusting items for the calculation of Adjusted Net Earnings as presented below.

Net cash generated by operating activities increased by 41% primarily due to changes in working capital.

Net cash used in investing activities was down by 73% as result of a decrease in capital expenditures and an increase in gains from property disposals. Additionally, in 2012 we completed the acquisition of AssetNation LLC and its subsidiaries (collectively “AssetNation”).

Net cash generated by (used in) financing activities was up by over 323% as we repaid short and long-term debt during the year. In addition, we increased dividends paid to $54 million, an increase of 8% over the prior year. In 2012, we financed our acquisition of AssetNation with $63 million in long-term debt.

Gross Auction Proceeds was down by 2% during the year compared to 2012. There was growth in Canada with our GAP exceeding $1 billion for the second consecutive year, while GAP was down in the rest of the world by approximately $114 million. Applying 2012 foreign exchange rates, our GAP would have been nearly $42 million higher. This was due to the decreased value of the Euro and Canadian dollar.

We achieved a record Revenue Rate of 12.24% in 2013, up 1.03% from 11.21% in 2012, as a result of the strong performance of our at risk business.

Our EBIDTA Margin in 2013 decreased slightly to 36.3%, or 0.50%, when compared to 2012 as the increase in revenues was offset by an increase in direct expense and SG&A items. Excluding the effect of the one-time expense of $4.6 million related to the Chief Executive Officer (“CEO”) separation agreement, our EBITDA margin would have increased 1.0% to 37.3%.

Adjusted Net Earnings for the year ended December 31, 2013 were $90.0 million, or $0.84 per diluted share, compared to Adjusted Net Earnings of $82.6 million, or $0.77 per diluted share for the year ended December 31, 2012, representing an increase of approximately 9%.

3-6

A reconciliation of our net earnings to Adjusted Net Earnings is as follows:

	Years ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$93,825	$79,551
After-tax loss (gain) on excess property (1,2)	(7,225)	3,004
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$89,989	$82,555

(1)	Net earnings for the year ended December 31, 2013 included a gain of $9,880 ($7,225 after tax, or $0.07 per diluted share) recorded on the sale of excess property in Fort Worth, Texas and Prince Rupert, British Columbia.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of our former Olympia, Washington permanent auction site; and net impairment losses of $2,804 ($1,807 after tax, or $0.02 per diluted share) recorded against our former permanent auction sites in Statesville, North Carolina and London, Ontario.
(3)	Net earnings for the year ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Ritchie Bros.’ Businesses

Ritchie Bros. (NYSE & TSX: RBA) is the well-established world leader for the exchange of used equipment, completing over $3.8 billion of equipment transactions during 2013. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling, marine, and real estate industries. The majority of the assets sold through our sales channels would be classified as construction machinery.

We operate from over 110 locations in more than 25 countries worldwide. Our world headquarters are located in Vancouver, Canada.

3-7

Value Proposition

Ritchie Bros. helps equipment sellers achieve their objectives by bringing the global marketplace to the sale of their assets. We attract large and diverse buying audiences from around the world, comprised primarily of end users, and allow them to compete in a transparent and fair selling environment using a variety of on-site and online participation options.

Some specific Ritchie Bros. strengths include:

1.	Our strong, established brand, which is supported by our reputation for conducting fair and transparent unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

2.	Our ability to market equipment to our extensive, global customer base of over 560,000 customers from roughly 190 countries.

3.	Our industry-leading 21-language website (rbauction.com), on which all equipment is marketed including related high-resolution photos and equipment specifications. During 2013, our website received over 6.2 million unique visits.

4.	Our ability to attract end users in a global marketplace. Approximately 70-80% of sales go to end users, such as contractors with the remaining being purchased by dealers and brokers. Additionally, approximately 60% of our sales go to buyers from outside the region of sale.

5.	Our international network of auction sites that provide high value and consistent service to our customers.

6.	As the market leader in the exchange of used equipment, Ritchie Bros. has a unique perspective and insight into the supply, demand, and pricing trends impacting the used equipment market, which we leverage for our customers.

Our core auction business provides equipment sellers with certainty of sale and global market pricing, as each item in the auction will be sold on the day of the auction to the highest bidder from a global audience of interested buyers. This certainty appeals to equipment owners who want to redeploy the sales proceeds. The global reach of our auctions ensures equipment sellers receive the best possible price for their machine, as dictated by global demand. This business segment was responsible for greater than 97% of revenues in 2013.

Our online equipment marketplace, EquipmentOne, provides equipment sellers with control over the selling price and the sales process. EquipmentOne appeals to equipment sellers who would prefer to sell only under certain conditions and to those sellers who want to manage the process, decide if and when to sell, and negotiate a selling price.

3-8

Complementary value propositions

The following table demonstrates how our business segments complement each other by providing our customers with a variety of onsite and online participation options:

Ritchie Bros. Auctioneers Unreserved industrial and agricultural equipment auctions	Ritchie Bros. EquipmentOne Secure, online marketplace where buyers and sellers negotiate, complete and settle their transactions

•   Sellers have certainty of sale and receive global market value for their equipment

•   All lots will sell the day of the auction, for the highest price bid from a global audience of bidders

•   Full service

•   Provides buyers with the ability to inspect, test and compare the equipment (physical site)

•   Central marshaling of equipment means Ritchie Bros. Auctioneers has custody and control of the equipment being sold

•   Onsite and online bidding

•   Sellers have control over the selling price and the sales process

•   Self-service

•   eCommerce marketplace with listings

•   Online only

•   Competes with other online marketplaces, but specializes in catering to equipment owners and their unique preferences and needs

•   Provides access to equipment listings posted on third party websites

The used equipment market opportunity

Ritchie Bros. is the well-established world leader for used equipment sales. Our market position, in itself, is a competitive advantage. As we sell more used equipment than anyone else, we attract the largest audience of interested used equipment buyers. This in turn attracts more equipment sellers. This cycle continues to bolster our growth, which is demonstrated by our long history of expansion.

Ritchie Bros. estimates that the annual global used equipment transaction market is valued in excess of $200 billion. The market is highly fragmented, with Ritchie Bros. being the largest player in this space. Our research indicates that approximately half of used equipment sellers prefer to retain the services of an intermediary to sell their equipment. Our auction business caters to this portion of the market. The other half of the market prefers to manage the sales process on their own. This portion of the market is catered to by our recently introduced complementary transaction solution, EquipmentOne.

The world market for used equipment and trucks is driven by the supply of used equipment and trucks for sale. This is affected by the ongoing production of new equipment and trucks, the demand for equipment, the rate of equipment utilization and the motivations of equipment owners to realign and replace their fleets.

Ritchie Bros.’ businesses generate revenue based on a percent of the selling price of goods sold through our sales channels. As such, influences on used equipment pricing can affect corporate performance. Factors such as regional or global construction activity, the supply of good quality used equipment, availability of low-cost financing and changes to regional regulations can affect the demand for, and therefore price of, equipment sold through our auctions and our online marketplace.

3-9

Ritchie Bros. Auctioneers – Our core unreserved auction business

Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, and our core business is providing unreserved auction services to equipment buyers and sellers. Our adherence to the unreserved auction process is one of our founding principles and we believe one of our most significant competitive advantages. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum bids or reserve prices on any item sold at our auctions. Each item is sold to the highest bidder, regardless of price. This process, combined with our global market reach, ensures that each item sold at our auctions is sold for global market value. In addition, consignors, or their agents, are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. This policy provides a transparent environment for our auction bidders.

Our bidders participate in our auctions in person, by proxy, or through real-time online bidding. Online participation in our auctions has increased steadily since the option was offered in 2002. Most online bidders still visit our auction sites prior to the auction, in order to test and inspect the equipment being sold.

Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects. We generally cannot influence the decision of an equipment owner whether to sell, but once they have made the decision to sell, our sales team’s opportunity is to demonstrate the Ritchie Bros. Auctioneers value proposition and have the equipment contributed to one of our unreserved auctions.

Approximately 60% of our sales go to buyers from outside the region of sale. Our ability to consistently draw significant numbers of local and international bidders from many different markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business which is reflected in our GAP growth.

Auction operations

The majority of our industrial auctions are held at our permanent auction sites where we generally own the land and facilities or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. For the year ended December 31, 2013, approximately 89% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites (2012: 90%).

Our auction sites are enhanced by our online bidding service that allows bidders to participate in our live auctions remotely over the internet. In 2013 approximately 55% (2012: 50%) of our successful bidders and runner-up bids came from our customers participating over the internet.

In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

3-10

For the year ended December 31, 2013 we had 39 permanent auction sites (2012: 39) and we had five regional auction sites (2012: five). Further discussion of our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2013; the auction site information is incorporated by reference into this MD&A discussion.

Gross Auction Proceeds represent the total value of equipment sold at our auctions. Four factors can affect GAP: the pricing environment for used equipment, the mix of categories of assets sold, the mix of equipment age, and the number of lots sold. A percentage of GAP is retained by the Company as auction commissions. The portion of GAP that we do not retain is remitted to our customers who consign the items to our auctions as sales proceeds.

Revenue generated by our auction operations are comprised mostly of commissions, but also include fees for value-added services and administrative fees from equipment buyers. All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Four main revenue streams support Ritchie Bros. unreserved auction business:

•	Straight commission contracts– straight commission contracts are the most common type of contract for consignors placing equipment in our auctions. A pre-determined, fixed percentage of the selling price is provided to Ritchie Bros. as commission. Straight commission contracts drove 72% of our GAP in the year ended December 31, 2013 (2012: 68%).

•	Guaranteed contracts – guaranteed contracts typically include a pre-negotiated commission percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced from the pre-negotiated percentage. Revenues from guaranteed contracts are recognized in commission revenue.

•	Inventory –we also purchase packages of equipment outright, obtaining title of the asset(s) to be sold at auction. During the short period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The gains (or losses) attributable to the sale of inventory are recognized on a net basis as a part of commission revenue. We also consider Inventory sales as a part of our underwritten, or at risk, transactions as inventory and guaranteed commission contracts represent a similar nature of risk for us.

•	Administrative fees and fees from Value-added Services – administrative fees are paid by equipment buyers and contribute to the fee revenues generated at Ritchie Bros. auctions. In addition, Ritchie Bros. provides services for our buyers to assist with the purchase of equipment, including financing, inspection services, painting and other value-added services.

3-11

Underwritten transactions

We refer to our guarantee and inventory transactions as our underwritten, or at risk, business. We are generally indifferent when providing a consignor with a guarantee contract or an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

The performance, not the volume, of our underwritten transactions is the largest contributor to the variability of our commission rates. Underwritten transactions can often generate higher commission rates for Ritchie Bros., as the commission rate on proceeds above the guaranteed proceed amount is often higher than the rate we negotiate for the guaranteed portion. However, as we guarantee minimum sales proceeds to consignors in underwritten transactions, and earn a commission based on the actual results of the auction, if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If the proceeds are sufficiently less, we can incur a loss on the sale.

Our underwritten business represented approximately 28% of our GAP in 2013 (2012: 32%). This is a decrease over 2012 and in the range of our historical volume of at risk business that has generally fluctuated between 20% to 30% of our annual GAP.

As we work with our customers to assist in their equipment transactions we will determine, in a minority of cases, to strategically present proposals that include at risk contracts in order to build our business and position ourselves in the marketplace. In making the decision to strategically use an at risk proposal, we consider a multitude of factors, including, the size and the mix of the equipment in the proposal, the condition of the equipment, the timing of the contract in relation to a particular auction and its impact on attracting additional consignments, the competitive environment, our ability to build our market share and the relationship with the customer. We have a rigorous approach to appraising and evaluating the items included in a potential at risk deal and have a well-developed, strict internal approval process for entering into at risk contracts.

Further, the choice by equipment owners among straight commission, guarantee, or inventory contracts, if presented by us, depends on the owner’s risk tolerance and sale objectives. We work with our customers to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our Revenue Rate are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees are earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers as a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. Also included in Auction Fees are documentation fees earned for services provided to our buyers and consignors, as well as revenue generated through our value-added services, which assist with the purchase or sale of equipment, such as financing, insurance and warranty services.

3-12

Seasonality and other factors influencing variability of our earnings

Our GAP and revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. GAP and revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed. Because of these seasonal and period-to-period variations, we believe that GAP, revenues and net earnings are best compared on an annual or 12-month trailing basis.

GAP and revenues from our auction business are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of GAP and revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Ritchie Bros. EquipmentOne – Our online used equipment marketplace

EquipmentOne is a secure online marketplace designed for equipment owners who prefer to buy and sell equipment privately — and need a fair, easy and safe place to do so.

Ritchie Bros. commercially launched EquipmentOne (an Online Negotiation Engine) in 2013 to reach the segment of the used equipment transaction market that prefers to retain control over the sales process, which our core auction business does not enable. Through EquipmentOne (www.equipmentone.com), equipment sellers are able to list their equipment on the online marketplace, receive and accept offers, and complete and settle their sale.

EquipmentOne is an online marketplace that equipment sellers can navigate independently, while still leveraging Ritchie Bros.’ trusted brand and back office expertise. EquipmentOne facilitates the completion of sales through a settlement process that protects both the seller and the buyer. Once a sale is agreed upon, buyers are instructed to send the purchase price of the sale to Ritchie Bros. to hold in escrow. When the funds are received, the seller is informed that they can release the sold equipment to the purchaser. When the purchaser provides approval to Ritchie Bros. that the equipment is as advertised, we then release the sales proceeds, less our commission and the buyer’s premium, to the seller.

We still consider EquipmentOne to be in a start-up phase, and as such, we do not anticipate that the online marketplace will contribute materially to its operations for several years. However, we believe that there is a substantial growth opportunity for this business line and believe that this supports the investment opportunity presented by this business.

EquipmentOne Operations

The EquipmentOne platform was built on the infrastructure and e-commerce expertise Ritchie Bros. acquired through its purchase of AssetNation in 2012. During 2012 and 2013, Ritchie Bros. invested capital and staff resources into EquipmentOne to:

•	design and launch the EquipmentOne marketplace,

•	consolidate selected AssetNation marketplaces into the EquipmentOne offering, and

•	integrate services with Ritchie Bros. existing support teams.

During 2013, the EquipmentOne website had over 1.4 million visits, welcomed 580,000 unique visitors and sold over 8,200 items.

3-13

Several other online marketplaces, which were acquired through Ritchie Bros’. purchase of AssetNation in 2012, continue to operate.

In addition to servicing individual equipment owners, we view EquipmentOne as a complementary and important sales solution for our large customers. The combination of our unreserved auctions and the EquipmentOne online marketplace represents a full solution set that we believe has positioned us to better meet the needs of broader fleet management demands.

Gross Transaction Value (“GTV”) is the total value of items sold through EquipmentOne, including the buyer’s premium, and is equivalent to Gross Auction Proceeds in our auction business.

Yield, or the percentage of equipment listings that end in a sale, through EquipmentOne continued to improve throughout the year. On average, 85% of equipment listings on the site ended in a completed transaction during 2013.

Revenues generated by EquipmentOne are comprised mostly of buyers premiums, which are fees paid by purchasers of equipment on EquipmentOne.com when a sale transacts. Commission revenue and listing fees are also generated when sellers post their equipment for sale on the website.

Influences on EquipmentOne’s performance

EquipmentOne sales can be affected by many of the same factors influencing the used equipment auction market. However, the EquipmentOne offering has broadened the market for Ritchie Bros. by providing equipment sellers an option that we historically were precluded from offering and thereby allows us to reach new customers who prefer to control the selling price and the sales process.

The success of EquipmentOne hinges largely on establishing a strong audience of equipment buyers, which will help drive further listings to the website. By leveraging the Ritchie Bros. brand and market insight, and introducing one of the world’s most comprehensive online used equipment marketplace, we have already formed a sizable audience of equipment buyers on EquipmentOne.

The competitive market for EquipmentOne is fragmented and varies vastly in terms of service offering and market focus. Our online marketplace competes with simple online listing services (that do not provide transaction settlement functionality), wide-reaching online retailers (that do not have an equipment focus) and other equipment marketplaces that do not have the brand presence that Ritchie Bros. has developed over decades of serving equipment owners.

3-14

Our Strategy

In 2010, Ritchie Bros. adopted a mission statement that transitioned us from strictly an auction company to a company that provides solutions for the exchange of equipment. This mission is supported by our three strategic pillars and our core values as outlined below:

Our three strategic pillars can be expanded upon as follows:

GROW

We believe that our core auction business has substantial growth potential because unreserved public auctions offer significant benefits to equipment owners, including certainty of sale, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets, such as China, and other countries offer significant potential for growth in the long-term.

In addition, we intend to continue to invest in our network of auction sites by adding or replacing existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical competitive advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions to expand the scope of our relationships and operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

3-15

ADD

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners, and harness the latest technology to supplement and enhance our auction services.

We are investing in new enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

We have also invested in new solutions for equipment owners whose needs may not be met by our unreserved auctions. Most significantly in 2013 we launched EquipmentOne which we developed following our purchase of AssetNation, an online marketplace and solutions provider for surplus and salvage assets, on May 15, 2012. We have leveraged AssetNation’s technology and e-commerce expertise to develop new solutions that we believe double our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. We believe that the opportunity is significant, but we also expect that it will take several years to have a material impact on our overall business results. We believe that we will be able to significantly leverage our Ritchie Bros. brand through this strategy and that this is a unique opportunity for our business.

PERFORM

To maintain our high standards of customer service we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly growing our sales team.

Our primary focus in this area in the coming years will be growing our sales team, improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and we are taking steps to improve our ability to attract, develop and retain key employees.

3-16

These strategic pillars help us focus our time, money and talent to ensure we are meeting our mission. The table below outlines our recent and future priorities with regards to these pillars:

Our Strategic Pillars	What we accomplished in 2013	Our plans for 2014

Grow our core auction business	Despite lower GAP, we achieved record revenues due to significantly improved at risk deal performance.	Grow our GAP to a record level and achieve record revenues from our core unreserved auction business.

	We held two auctions in China, an auction in Finland, a grand opening at our new facility in Geelong, Australia, and opened a new auction facility in Manchester, NH, United States.	Increase our new bidder registrations to exceed our 2013 levels by 15%.

	We attracted record online bidder registrations and continued to grow the number of consignments.	Increase our active bidder registrations to exceed our 2013 levels by 15%.

Add new business and information solutions	In January 2013 we launched our new, online marketplace EquipmentOne, allowing us, we believe, to double our addressable market and to provide a complementary solution to our core unreserved auction business. We are pleased with the performance of this start-up operation.	Grow our Gross Transaction Volume through EquipmentOne.

	Ritchie Bros. Financial Services achieved $100 million in funding in just its second full year of operations.	Increase visits to our EquipmentOne website by over 40% of 2013 levels.

	We improved our Business Intelligence through the implementation of a data mart, which enhanced and streamlined our reporting capabilities to support our sales force in targeting customers.	Achieve EquipmentOne yield in excess of 85%.

Perform by building a high performance customer focused Ritchie Bros. team

We continued our focus on the hiring of TMs and ended the year with 272, the highest ever, and an increase of 5%, at the low end of our 5%-10% objective for TM hiring.

At year-end we were on target with 20 Trainee TMs and 26 Territory Sales Support staff who provide assistance to our TMs.

We will continue to focus on expanding our sales team, in particular TMs. We will continue to target growth in our TMs of 5%-10% in 2014.

	Completed Regional Sales Manager training for all Regional Sales Managers.	Increase the productivity of our revenue producers (TMs, Regional Sales Managers and VPs of Sales) over and above 2013 levels.

Further enhance our leadership development programs and implement a more robust performance management process and system.

3-17

Our plans for 2014 reflect our continued focus on specific strategies to grow both GAP and revenues while achieving the leverage inherent in our business model resulting in significantly increased profitability and driving shareholder value.

Long-Term Financial Objectives

Our long-term financial objectives(1) are the targets that our strategic initiatives and investments are designed to drive. These objectives reflect the growth, leverage and cash flow generation we believe are inherent in our business model, and are presented below:

•	Adjusted EPS(2) growth of at least 15% on average

•	ROIC(3) of at least 15%

•	EBITDA Margin(4) of at least 40%

Prior to 2009 we had a history of achieving these targets. Since 2009 we have not achieved these targets due to a number of factors including the global economic crisis which affected all our markets but most significantly for our business, the United States. We believe this reduced the volume of transactions in the used equipment marketplace and affected our ability to grow our GAP. Additionally, we continued our long term capital investment program during this period in order to build capacity for future growth, although in the short term this raised our fixed costs and our invested capital, negatively impacting our ROIC.

Our focus continues to be on achieving these long term financial objectives by driving growth in our GAP and leveraging our infrastructure that is in place.

We believe our investment and operating decisions over the last few years have positioned us well, allowing us to grow our share of the used equipment market and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long-term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings and our margins, in part because doing so will assist us in growing our share of the used equipment market.

(1)	These are our own objectives and whether we can achieve them will depend on a number of factors, some of which may not be within our control. Please refer to the discussion under “Risk Factors” below. As these are objectives, there is no assurance that we will be able to achieve these objectives as set out above.

(2)	Adjusted EPS is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted net earnings per share (Adjusted EPS) as financial statement net earnings per share excluding the after-tax effects of sales of excess properties and certain other non-recurring transactions.

(3)	Return on invested capital (ROIC) is calculated using the information disclosed in our consolidated financial statements by dividing Adjusted Net Earnings into average invested capital, defined as average shareholders’ equity plus average non-current borrowings for the financial year.

ROIC is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

(4)	EBITDA Margin is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. This measure has been defined above in the “Consolidated Highlights” section.

3-18

Annual Review of the Used Equipment Market

During 2013 we saw the used equipment market, on the whole, become more balanced providing a stable pricing environment during the entire year. Used equipment supplies are still relatively tight and demand for good quality, low hour equipment continued to be strong at our auctions across all geographies.

In 2013 Original Equipment Manufacturer (“OEM”) production of construction equipment, particularly for the United States, continued to increase over 2012. We believe that this continued increase in OEM production is generating more transactions in the used equipment marketplace and creating larger pools of used equipment for future transactions. This should affect the mix and volume of our business transactions, increasing the number of younger machines that are made available for sale. We saw growth in our business volume in 2013 compared to 2012, as measured by GAP, in both our Canadian and Latin American operations. While our GAP in the United States and Europe was flat to slightly down. Our at risk business and therefore our revenue rate performed well in 2013, reflecting our disciplined deal execution and the stable pricing environment.

3-19

The following selected consolidated financial information as at December 31, 2013 and 2012, and for each of the years ended December 31, 2013 and 2012, has been derived from our audited consolidated financial statements. This data should be read together with those financial statements, including the notes thereto, and the risk factors described below.

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the years ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Overall Performance

Our net earnings for the year ended December 31, 2013 were $93.8 million, or $0.88 per diluted share, compared to $79.6 million, or $0.74 per diluted share, for the year ended December 31, 2012.

Financial Overview	Years ended December 31,
(in U.S.$000’s, except EPS)	2013	2012	Change	% Change
Revenues	$467,403	$437,955	$29,448	7%
Direct expense	54,008	49,687	4,321	9%
SG&A (1)	287,016	268,229	18,787	7%
Earnings from operations	126,379	120,039	6,340	5%
Other income (expenses)	13,102	(3,584)	16,686	466%
Finance costs	(4,726)	(4,440)	(286)	6%
Income tax expense	40,129	32,469	7,660	24%
Net Earnings (7)	93,825	79,551	14,274	18%
Adjusted Net Earnings (2),(3),(7)	89,989	82,555	7,434	9%
Diluted Adjusted EPS (2),(7)	$0.84	$0.77	$0.07	9%
Effective tax rate	29.8%	29.0%	80 pts.	3%
Gross Auction Proceeds (2),(4)	$3,817,768	$3,907,991	$(90,223)	(2%)
Revenue Rate (2),(5)	12.24%	11.21%	103 pts.	9%
Direct Expense Rate	1.41%	1.27%	14 pts.	11%
EBITDA Margin (2),(6)	36.3%	36.8%	(50) pts.	(1%)

(1)	SG&A includes depreciation and amortization expense.
(2)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, Diluted Adjusted Net EPS, GAP and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and eliminates the financial impact of items we do not consider to be part of our normal operating results.
(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items. We have provided a reconciliation to net earnings below.
(4)	GAP represents the total proceeds from all items sold at our auctions and online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to GAP.
(5)	Revenue Rate is our revenues divided by our GAP.
(6)	EBITDA is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of revenues.
(7)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

3-20

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne. The total value of items sold through our online marketplace in the year ended December 31, 2013 was $88.6 million compared to $64.9 million in the eight months ended December 31, 2012.

	12 months ended December 31,	8 months ended December 31,
(in U.S.$ millions)	2013	2012	Change	% Change
Revenues	$13.4	$9.8	$3.6	37%
Operating expenses	16.3	10.3	6.0	58%

EBITDA	$(2.9)	$(0.5)	$(2.4)	(480%)

During the year we completed the commercial launch of our EquipmentOne business. Throughout the year we continued to focus on and refine our service offerings through EquipmentOne. We were encouraged by the continued growth in the percentage of listings resulting in sales, also known as yield, which we were able to achieve in the fourth quarter of 2013.

Gross Auction Proceeds

Our GAP for the year ended December 31, 2013 were $3.8 billion, 2% lower compared to the year ended December 31, 2012. Our GAP was negatively impacted by foreign exchange by 1% or approximately $42 million (see discussion below).

Straight commission contracts generated the majority of our GAP with the remainder being made up of our at risk business. In 2013, at risk business generated approximately 28% of our GAP, a decrease from the 32% in 2012. This is consistent with our strategic focus on managing the performance of our at risk business in 2013 by continuing to focus on at risk contracts that are strategic in nature. Additionally, our customers gained increased confidence in entering straight commission contracts as used equipment prices remained stable during the year.

Revenues & Revenue Rate

	Years ended December 31,
Revenues: (1)	2013	2012	Change	% Change
United States	$224,215	$211,160	$13,055	6%
Canada	135,545	124,392	11,153	9%
Europe	65,016	60,572	4,444	7%
Other	42,628	41,831	797	2%
Total	$467,403	$437,955	$29,448	7%
Gross Auction Proceeds	$3,817,768	$3,907,991	$(90,223)	-2%
Revenue Rate	12.24%	11.21%	103 pts.	9%

(1)	Information by geographic segment is determined by the location of revenues earned and location of assets.

3-21

Revenues for the year ended December 31, 2013 increased to $467.4 million compared to $438.0 million in the prior year, due primarily to an increase in our Revenue Rate. Overall, foreign exchange rates had a negative impact on revenues in the amount of $4.8 million for the year ended December 31, 2013.

The distribution of our revenues across the geographic segments in which we operate was as follows:

Revenue distribution	United States	Canada	Europe	Other
Year ended December 31, 2013	48%	29%	14%	9%
Year ended December 31, 2012	48%	28%	14%	10%

Revenues include both commissions charged to equipment sellers and fee income earned from equipment buyers. Our Revenue Rate for the year ended December 31, 2013 increased to 12.24% from 11.21% in 2012. This increase in Revenue Rate was due primarily to the performance of our at risk business which performed well in all our jurisdictions. Our strong Revenue Rate is consistent with our strategic focus on managing the performance of our at risk business in 2013.

In 2013, our average commission rate for the year was 9.80% compared to 8.98% in 2012. Over the past five years our quarterly commission rate has ranged between 8.47% and 10.82%. Our commission rate and overall Revenue Rate are presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Revenue Rate of approximately 125 basis points since its introduction.

Our fee income earned in 2013 was 2.46% of GAP, a slight increase compared to fees earned of 2.22% in 2012. Contributing to this increase is the incremental fee percent earned through EquipmentOne transactions as compared to auction transactions as we earned a higher fee percentage in our online marketplaces compared to our unreserved auction business. In addition, financing fees earned by Ritchie Bros. Financial Services in 2013 were higher than in 2012.

3-22

Direct Expense Rate

Our direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the cost of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auctions sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of GAP, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the year ended December 31, 2013 increased slightly to 1.41% compared to 1.27% in 2012. This increase in our direct expense rate is a result of a decrease in the average size of our industrial auctions. In 2013, we held 24 more industrial auctions while our industrial GAP decreased. Overall, our average industrial auction was approximately 13% smaller in 2013 compared to 2012, which drove the 9% increase in our direct expense rate.

For the year ended December 31, 2013, approximately 89% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites with the remainder at off-site auctions (2012: 90%). Off-site auctions generally have a higher related direct expense rate and in 2013 our off-site auctions were smaller, on average, than in 2012, contributing to the higher direct expense rate.

Selling, General & Administrative Expenses

Our SG&A increased to $287.0 million for the year ended December 31, 2013 compared to $268.2 million in 2012, an increase of $18.8 million or 7%.

Our SG&A increase was the result of the focus on our investments in our core auction sales team and EquipmentOne, which we made while focusing on cost control around our Operating and Administrative teams.

The incremental SG&A in 2013, as compared to 2012, was attributable to costs incurred due to: (i) EquipmentOne, as 2013 was the first full year of operations ($6.0 million); (ii) continued investments in our core auction sales team ($5.9 million); (iii) costs related to the CEO separation agreement, excluded from adjusted earnings ($4.6 million); and (iv) an increase in our depreciation and amortization expense ($2.1 million).

SG&A includes such expenditures as employee compensation expense (salaries, wages, bonuses and benefits), building and facilities expense (repairs and maintenance, leases, rentals and utilities), non-auction related travel, promotion and other general and administrative expenses as well as depreciation and amortization expense. Historically, approximately 60% of our other SG&A, excluding depreciation and amortization, on an annual basis have been personnel costs.

3-23

Years ended December 31,	2013	2012	$ Change	% Change
Employee compensation expense	$158,448	$145,479	$12,969	9%
Buildings and facilities	40,820	39,312	1,508	4%
Travel, advertising and promotion	20,728	18,754	1,974	11%
Other general and administrative expenses	23,740	23,546	194	1%

	$243,736	$227,091	$16,645	7%
Depreciation and amortization	43,280	41,138	2,142	5%

Selling, general and administrative expenses	$287,016	$268,229	$18,787	7%

Employee compensation costs increased by $13.0 million in 2013, as compared to 2012, primarily due to the costs incurred relating to the CEO separation agreement and our investment in our sales teams. Employee compensation expense increased $5.9 million due to additional employee compensation costs associated with realizing a full year of EquipmentOne costs as compared to only eight months of costs in 2012; and, as a result of our strategic investment in our sales team. The number of revenue producers1 has increased by a net amount of 13 since December 31, 2012, and we have added, on a net basis, 24 sales support staff over the prior.

Building and facilities costs increased by $1.5 million for the year ended December 31, 2013 over the same period in 2012, due to increased rents and maintenance costs for our auction sites and other facilities around the world.

The increase of $2.0 million in travel, advertising and promotion expense was primarily due to expenses related to our sales teams.

Other general and administrative expenses in 2013 remained consistent with 2012 as the non-recurrence of $2.1 million in AssetNation acquisition costs realized in 2012 was offset by incremental EquipmentOne expenses.

Depreciation and amortization expense is calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles, office and yard equipment, and customer relationships. Our depreciation and amortization increased $2.1 million or 5%, for the year ended December 31, 2013, over 2012, primarily as a result of the amortization of intangible assets related to our acquisition of AssetNation in May 2012. We expect our depreciation and amortization expense in future periods to increase or decrease in line with our ongoing capital expenditures. As our capital expenditure program moderates, we would expect the growth in our depreciation and amortization expense also to moderate.

Overall, foreign exchange rates had a positive impact on SG&A in the amount of $3.4 million for the year ended December 31, 2013.

[1]	Revenue producers is a term used to describe our revenue producing sales staff. This definition is comprised of Vice Presidents (“VPs”) of Sales, Regional Sales Managers, and Territory Managers (“TMs”). Comparative numbers have been adjusted accordingly.

3-24

Other Income and Expense

Other income primarily includes the gains or losses from the disposition of property, plant and equipment and other income or loss not earned in the normal course of operations.

Other income in 2013 included a gain of $9.9 million on the sale of excess land held in Fort Worth, Texas, and Prince Rupert, British Columbia. In 2012, other income included a loss of $4.9 million recorded on the impairments on and sale of former permanent auction sites, as well as gains on the disposal of other assets (see “Net Earnings and Adjusted Net Earnings” below).

Finance Costs

Finance costs include both the finance income earned on our excess cash and receivable balances and the finance costs related to interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. Our finance income fluctuates from depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance costs increased in 2013 compared to 2012 due primarily to greater interest costs relating to borrowings incurred to finance our acquisition of AssetNation, in 2012.

Effective Tax Rate

Our effective tax rate of 29.8% for the year ended December 31, 2013 is slightly higher than the 29.0% effective tax rate realized in 2012 as a result of an increase in tax losses that were not recognized. Our tax rate will fluctuate as a result of the proportion of income earned in various jurisdictions and their relative tax rates.

U.S. Dollar Exchange Rate Comparison

	Years ended December 31,
Value of one U.S. dollar	2013	2012	% Change
Year-end exchange rate:
Canadian dollar	$1.0622	$0.9928	7%
Euro	0.7276	0.7579	(4%)
Average exchange rate:
Canadian dollar	$1.0301	$0.9994	3%
Euro	0.7530	0.7780	(3%)

Effect of Exchange Rate Movement on Income Statement Components

2013 results presented using	Years ended December 31,
average annual foreign	2013 using	2013 using
exchange rates	2013 rates	2012 rates	Change	% Change
Gross Auction Proceeds	$3,817,768	$3,859,309	$(41,541)	(1%)
Revenue	467,403	472,242	(4,839)	(1%)
Direct expense	54,008	54,506	(498)	(1%)
SG&A	287,016	290,401	(3,385)	(1%)

3-25

We conduct operations around the world in a number of different currencies, but our presentation currency is the U.S. dollar. In 2013, approximately 49% of our revenues and approximately 57% of our operating costs were denominated in currencies other than the U.S. dollar as compared to 49% and 56%, respectively, in 2012.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. Over the past several years there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated revenues and operating expenses in our consolidated financial statements largely offset, making the impact of the currency fluctuation on our net earnings minimal, historically.

Net Earnings and Adjusted Net Earnings

Net earnings and Adjusted Net Earnings for the year ended December 31, 2013 were $93.8 million and $90.0 million, or $0.88 and $0.84 per diluted share, respectively, compared to net earnings and Adjusted Net Earnings of $79.6 million and $82.6 million, or $0.74 and $0.77 per diluted share, respectively, for the year ended December 31, 2012.

Our Adjusted Net Earnings for the year ended December 31, 2013 increased by approximately 9% compared to 2012, primarily as a result of higher revenues, offset partially by the increases in direct expenses and SG&A.

Reconciliations of our net earnings to Adjusted Net Earnings are as follows:

	Years ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$93,825	$79,551
After-tax loss (gain) on excess property (1,2)	(7,225)	3,004
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$89,989	$82,555

(1)	Net earnings for the year ended December 31, 2013 included a gain of $9,880 ($7,225 after tax, or $0.07 per diluted share) recorded on the sale of excess property in Fort Worth, Texas and Prince Rupert, British Columbia.
(2)	Net earnings for the year ended December 31, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of our former Olympia, Washington permanent auction site; and net impairment losses of $2,804 ($1,807 after tax, or $0.02 per diluted share) recorded against our former permanent auction sites in Statesville, North Carolina and London, Ontario.
(3)	Net earnings for the year ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

3-26

Revenue Flow-through Rate 2

We believe that the table below showing our Revenue Flow-through Rate demonstrates operating leverage in our business, especially our core auction business, and illustrates our ability to grow our margin.

	Year ended December 31, 2013
(in U.S.$ millions)	Incremental Revenues 2013 over 2012	Incremental Operating Expenses[3] 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue Flow-through Rate
Core auction business	$25.8	$10.3	$15.5	60%
EquipmentOne	3.6	6.0	(2.4)	(67%)

Ritchie Bros. Consolidated	$29.4	$16.3	$13.1	45%

	Year ended December 31, 2012
	Incremental Revenues 2012 over 2011	Incremental Operating Expenses 2012 over 2011	Incremental EBITDA 2012 over 2011	Revenue Flow-through Rate
Core auction business	$32.1	$16.6	$15.5	48%
EquipmentOne	9.8	10.3	(0.5)	(5%)

Ritchie Bros. Consolidated	$41.9	$26.8	$15.0	36%

Our revenues for 2013 increased by $29.4 million as compared to 2012, and operating expense, excluding depreciation and amortization and expense related to the CEO separation agreement, increased $16.3 million year over year, resulting in a 45% Revenue Flow-through Rate. In our core auction business, the Revenue Flow-through for the year ended December 31, 2013 was $15.5 million or a Rate of 60% (2012: $15.5 million, 48%).

Incremental EBITDA, a non-GAAP measure, reconciles to to incremental earnings from operations as follows:

	Years ended December 31,
(in U.S.$ millions)	2013	2012
Incremental EBITDA	$13.1	$15.0
Add: incremental depreciation and amortization expense	(2.1)	1.3
Add: CEO separation agreement expense	(4.6)	—

Incremental earnings from operations	$6.4	$16.3

Earnings from operations, year ended December 31, 2013	$126.4
Less: earnings from operations, year ended December 31, 2012	(120.0)

Incremental earnings from operations, 2013 over 2012	$6.4

Earnings from operations, year ended December 31, 2012		$120.0
Less: earnings from operations, year ended December 31, 2011		(103.7)

Incremental earnings from operations, 2012 over 2011		$16.3

[2]	Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures that do not a have standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.
[3]	Incremental balances reflect the year over year increases for revenue, operating expenses, and EBITDA. Our incremental operating expenses presented above for December 31, 2013 exclude $4.6 million of pre-tax expense related to the CEO separation agreement.

3-27

Selected Annual Information

	Years ended December 31,
(in U.S.$000,000’s, except per share amounts)	2013	2012	2011
Income Statement data(1)
Net earnings	$93,825	$79,551	$76,633
Net earnings per share, basic	0.88	0.75	0.72
Net earnings per share, diluted	0.88	0.74	0.72
Balance Sheet data (as at Dec 31):
Working capital (including cash)	$110,048	$96,053	$63,296
Property, plant and equipment	630,634	655,677	644,333
Total assets	1,162,295	1,132,498	967,241
Non-current liabilities	179,413	226,419	158,791
Statement of Cash Flows data:
Dividends declared per share(2)	$0.51	$0.47	$0.44
Property, Plant, and Equipment and Intangible Asset additions	53,732	62,340	77,053

(1)	Net earnings and earnings per share figures have been presented on the basis of amounts attributable to equity of the parent company and therefore exclude results attributable to a non-controlling interest in a subsidiary.
(2)	Cash dividends declared per share includes cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2013, we declared cash dividends of $0.1300 per common share (2012: $0.1225) on January 20, 2014, which is not included in the 2013 amount.

3-28

In the following discussion and tables, Net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the three months ended December 31, 2013 and 2012 have been presented excluding non-controlling interest, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in our audited consolidated financial statements.

Fourth Quarter Performance

Fourth quarter net earnings were $33.7 million, or $0.31 per diluted share, compared to net earnings of $22.1 million, or $0.21 per diluted share, for the same period in 2012.

Financial Overview	Three months ended December 31,
(in U.S.$000’s, except EPS)	2013	2012	Change		% Change
Revenues	$131,223	$117,140	$14,083		12%
Direct expense	17,196	12,771	4,425		35%
SG&A(1)	76,289	71,238	5,051		7%
Earnings from operations	37,738	33,131	4,607		14%
Other income (expenses)	10,687	(765)	11,452		1497%
Finance costs	(1,012)	(1,056)	44		(4%)
Income tax expense	13,287	9,207	4,080		44%
Net Earnings (7)	33,745	22,067	11,678		53%
Adjusted Net Earnings (2),(3),(7)	30,324	22,363	7,961		36%
Diluted Adjusted EPS (2),(7)	$0.28	$0.21	$0.07		33%
Effective tax rate	28.0%	29.4%	(140 pts.	)	(5%)
Gross Auction Proceeds (2),(4)	$1,109,834	$1,000,413	$109,421		11%
Revenue Rate (2),(5)	11.82%	11.71%	11 pts.		1%
Direct Expense Rate	1.55%	1.28%	27 pts.		21%
EBITDA Margin (2),(6)	37.5%	37.4%	1 pt.		0%

For note (1) to (7), see the corresponding notes to the similar table in “Overall Performance” section above for more information by line item. For a reconciliation of net earnings to Adjusted Net Earnings, please see below.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne, our online marketplace. The total value of items sold through this online marketplace in the fourth quarter of 2013 was $23.0 million compared to $27.4 million in the same period in 2012.

	Three months ended December 31,
(in U.S.$ millions)	2013	2012	Change	% Change
Revenues	$3.6	$4.3	$(0.7)	(16%)
Operating expenses	3.1	4.4	(1.3)	(30%)

EBITDA	$0.5	$(0.1)	$0.6	600%

EquipmentOne’s EBITDA increased over the prior year quarter, despite a decrease in revenues, as a result of reduced operating expenses. In addition, we saw an improvement in our yield over earlier quarters as we refined our EquipmentOne offering.

3-29

Gross Auction Proceeds

Our GAP was $1.1 billion for the quarter ended December 31, 2013, an increase of 11% compared to the same quarter of 2012. GAP can vary from quarter to quarter depending on the timing of our auctions.

Straight commission contracts generated the majority of our GAP during the fourth quarter of 2013, with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or at risk business. Our at risk business represented approximately 34% of our GAP in the fourth quarter of 2013, an increase when compared to 28% in the fourth quarter of 2012.

Revenues

We earned revenues of $131.2 million during the fourth quarter of 2013, an increase of $14.1 million, or 12%, compared to revenues of $117.1 million in the same period of 2012. This increase in revenue is due primarily to the 11% increase in GAP in the period. Our Revenue Rate increased to 11.82% from 11.71% due to a slight increase in our fee income in the fourth quarter of 2013 as compared to the same period in 2012.

Compared to the $14.1 million increase in revenues in the fourth quarter of 2013 over the same period of 2012, our direct expense and SG&A increased by $9.5 million ($4.9 million excluding the non-recurring CEO separation agreement amounts recorded in 2013). Excluding those separation agreement expenses, we achieved a 65% Revenue Flow-through Rate in the fourth quarter. We believe these results demonstrate the leverage inherent in our business. Revenue flow-through is defined in the Overall Performance section above.

Direct Expense

Our direct expense rate increased to 1.55% for the fourth quarter of 2013 compared to 1.28% in the same period of 2012. This increase in the quarterly direct expense rate is due to a reduction in the average GAP realized per auction as we held a larger number of auctions, at both onsite and offsite locations, of a smaller average size in 2013 compared to 2012.

Selling, General & Administrative Expenses

Our SG&A increased to $76.3 million in the fourth quarter of 2013, compared to $71.2 million in the same period of 2012.

Three months ended December 31,	2013	2012	$ Change	% Change
Employee compensation expense	$43,494	$39,682	$3,812	10%
Buildings and facilities	9,963	10,464	(501)	(5%)
Travel, advertising and promotion	5,045	4,701	344	7%
Other general and administrative expenses	6,361	5,753	608	11%

	$64,863	$60,600	$4,263	7%
Depreciation and amortization	11,426	10,638	788	7%

Selling, general and administrative expenses	$76,289	$71,238	$5,051	7%

Employee compensation expense increased as a result of the non-recurring $4.6 million expense related to the CEO separation agreement in the fourth quarter of 2013, partially offset by cost savings from our cost realignment plan implemented in the third quarter of 2013.

Overall, foreign exchange rates reduced SG&A by $2.0 million in the fourth quarter of 2013 compared to the same period of last year.

3-30

Effective Tax Rate

Our effective tax rate of 28.0% for the three months ended December 31, 2013 was lower than the 29.4% recorded in the comparative period in 2012 as a result of the recognition of non-deductible expenses in the fourth quarter of 2012.

Net Earnings and Adjusted Net Earnings

Net earnings and Adjusted Net Earnings for the three months ended December 31, 2013 were $33.7 million and $30.3 million or $0.31 and $0.28 per diluted share, respectively, compared to net earnings and Adjusted Net Earnings of $22.1 million and $22.4 million, respectively, or $0.21 per basic and diluted share for the three months ended December 31, 2012.

Our Adjusted Net Earnings for the three months ended December 31, 2013 increased by approximately 36% compared to the same period in 2012, primarily as a result of increases in revenue offset partially by increases in direct expense and SG&A.

Reconciliations of our net earnings to Adjusted Net Earnings are as follows:

	Three months ended December 31,
	2013	2012
Net earnings attributable to equity holders of parent	$33,745	$22,067
After-tax loss (gain) on excess property (1,2)	(6,810)	296
After-tax impact of CEO separation agreement (3)	3,389	—

Adjusted Net Earnings attributable to equity holders of parent	$30,324	$22,363

(1)	Net earnings for the three months ended December 31, 2013 included a gain of $9,203 ($6,810 after tax, or $0.06 per diluted share) recorded on the sale of excess property near Prince Rupert, British Columbia.
(2)	Net earnings for the three months ended December 31, 2012 included an impairment loss of $632 ($471 after tax, or $0.01 per diluted share) recorded against our former permanent auction site in London, Ontario; and, an impairment reversal of $285 ($175 after tax, or $nil per diluted share) recorded against our former permanent auction site in Statesville, North Carolina.
(3)	Net earnings for the three months ended December 31, 2013 included an expense of $4,580 ($3,389 after tax, or $0.03 per diluted share) recorded to recognize liabilities incurred relating to the CEO separation agreement.

Capital Expenditures

Property, plant and equipment (“PP&E”) and intangible asset additions were $12.8 million for the fourth quarter of 2013, compared to $12.7 million in the fourth quarter of 2012. Our capital expenditures in the fourth quarter of 2013 related primarily to our information system enhancements, as well as some auction site improvements.

3-31

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements, and in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2013 and 2012, and our discussion above about the seasonality of our business.

	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Gross Auction Proceeds(2),(4)	$1,109,834	$789,640	$1,072,942	$845,353
Revenues	$131,223	$105,800	$128,322	$102,058
Net earnings(5)	33,745	16,295	29,795	13,990
Adjusted Net Earnings(2),(3),(5)	30,324	15,878	29,795	13,990
Net earnings per share, basic(5)	$0.32	$0.15	$0.28	$0.13
Net earnings per share, diluted(5)	0.31	0.15	0.28	0.13
Adjusted Net Earnings per share, diluted(2),(3),(5)	0.28	0.15	0.28	0.13

	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Gross Auction Proceeds(2),(4)	$1,000,413	$848,536	$1,194,536	$864,506
Revenues	$117,140	$92,326	$127,213	$101,276
Net earnings(5)	22,067	8,199	31,259	18,026
Adjusted Net Earnings(2),(3),(5)	22,363	9,710	32,456	18,026
Net earnings per share, basic(5)	$0.21	$0.08	$0.29	$0.17
Net earnings per share, diluted(5)	0.21	0.08	0.29	0.17
Adjusted Net Earnings per share, diluted(2),(3),(5)	0.21	0.09	0.30	0.17

(2)	to (4) Refer to Overall Performance above for more information by line item.
(5)	Net earnings and earnings per share figures have been presented on the basis of amounts attributable to equity of the parent company and therefore exclude results attributable to a non-controlling interest in a subsidiary.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual basis or a year-over-year basis.

3-32

Operations

During 2013 we conducted 245 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, Africa, Asia and Australia (2012: 221 auctions). Although our auctions vary in size, our average industrial auction results were as follows for 2013 and 2012:

	Years ended December 31,
Average per industrial auction	2013	2012
Gross Auction Proceeds	$14.3 million	$16.5 million
Bidder registrations	1,740	1,760
Consignors	180	190
Lots	1,230	1,300

Key industrial auction metrics

Our key industrial auction metrics for 2013 and 2012 are shown below:

	Years ended December 31,
Key industrial auction metrics	2013	2012
Consignments	43,550	42,100
Bidder registrations	425,000	389,500
Buyers	104,550	99,250
Lots	301,000	287,000

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold approximately $1.4 billion of equipment, trucks and other assets to online bidders in 2013, representing an 8% increase compared to the same period in 2012 (2012: $1.3 billion) and approximately 37% of our total GAP, reconfirming our position as the world’s largest auctioneer of used industrial equipment to online buyers.

The increase in our online presence was also demonstrated by an 11% increase in unique visitors to our website during 2013 compared to 2012.

Total unique rbauction.com visitors	Years ended December 31,
	2013	2012
Unique visitors	6.2 million	5.6 million

3-33

Headcount

Full-time personnel decreased over the comparative year primarily due to staffing measures applied in our cost realignment plan, while sales and sales support staff increased over the prior year due to our strategic initiatives.

People continue to be an important part of our growth strategy and we are focused on growing our sales team, improving our sales force productivity, increasing employee engagement and further developing our management bench strength.

	As at December 31,
	2013	2012
Full-time employees	1,385	1,414
Revenue producers	340	329

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 28, 2014 we had 107,042,648 common shares issued and outstanding and stock options outstanding to purchase a total of 3,732,491 common shares.

Liquidity and Capital Resources

	As at December 31,
	2013	2012	% Change
Working capital	$110,048	$96,053	15%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during 2013 primarily as a result of the cash generated through our operating activities and reduced spending on capital assets partially offset by debt repayments and dividends payments.

At December 31, 2013, we had $34.4 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 1.5%. The remaining available borrowings under our credit facilities totaled $434 million, including a $107 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $161 million five-year committed credit facility expiring in May 2018. In January 2014, repaid $30.0 million of short-term debt that had been borrowed under our five-year committed facility, using available cash on hand from operations.

3-34

Contractual Obligations

	Payments Due by Period
	Total	In 2014	In 2015 and 2016	In 2017 and 2018	After 2018
Non-current debt obligations	$147,234	$—	$56,409	$28,818	$62,007
Interest on long-term debt obligations	31,668	6,684	11,003	5,775	8,206
Operating leases obligations	119,304	9,903	16,062	13,899	79,440
Other non-current obligations	355	355	—	—	—

Total contractual obligations	$298,561	$16,942	$83,474	$48,492	$149,653

Our long-term debt included in the table above is comprised of a revolving loan drawn under a credit facility that is available until May 2018; as well as a term loan put in place in 2009 with a term to maturity of seven years, and two term loans put in place in 2012 with a term to maturity of ten years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the United States, the Netherlands, Spain, Germany, the United Kingdom, Portugal, China, Dubai, Mexico and Panama.

In the normal course of our business, at time we will guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure as at December 31, 2013 from these guarantee contracts was $35.1 million (compared to $20.3 million at December 31, 2012), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	Years ended December 31, 2013
Cash provided by (used in):	2013	2012	% Change
Operating activities	$189,116	$134,060	41%
Investing activities	(30,109)	(110,870)	73%
Financing activities	(96,817)	43,414	(323%)
Effect of changes in foreign currency rates	(5,880)	2,124	(377%)

Net increase in cash and cash equivalents	$56,310	$68,728	(18%)

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased in 2013 as compared to 2012. This was due to our investment in AssetNation in 2012 with no comparable investment in 2013. Property, plant and equipment and intangible asset additions were $53.7 million for the year ended December 31, 2013 compared to $62.3 million for 2012. Additionally, we realized an aggregate of $23.8 million in proceeds from the disposition of assets and the collection of long-term receivables in 2013 compared to $6.9 million from property dispositions in 2012.

Our capital expenditures for the year ended December 31, 2013 related primarily to the development of our auction site in Melbourne, Australia, maintenance capital expenditures at our existing sites and our information system enhancements.

3-35

We expect our annual capital expenditures will be in the range of $45 to $50 million per year for the next several years. We believe that our network of auction sites globally is sufficient to meet our needs in the foreseeable future and we are not planning any regular additions to our auction site network. We plan to continue to make improvements to and replace older existing sites. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under our credit facilities.

Cash used in financing activities decreased in the year ended December 31, 2013 as compared to 2012, primarily due to the repayment of short and long-term borrowings. In addition, we borrowed $63 million in long-term debt in 2012 to finance the acquisition of AssetNation with no comparable borrowings in 2013.

We declared and paid regular cash dividends of $0.1225 per share for each of the quarters ended December 31, 2012 and March 31, 2013, and declared and paid dividends of $0.1300 for each of the quarters ended June 30, 2013 and September 30, 2013.

Total dividend payments made during 2013 were $53.9 million compared to total dividend payments made during 2012 of $50.0 million. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2013 and December 31, 2012 were as follows:

	Years ended December 31, 2013
	2013	2012	% Change
Long-term debt	$147,234	$200,746	-27%
Committed
Revolving credit facilities	285,000	235,000	21%
Revolving credit facilities available	221,043	118,848	86%
Uncommitted
Revolving credit facilities	118,332	105,475	12%
Revolving credit facilities available	106,149	93,832	13%
Non-revolving credit facilities	225,000	225,000	0%
Non-revolving credit facilities available	106,508	100,314	6%
Total credit facilities	628,332	565,672	11%
Total credit facilities available	433,700	312,994	39%

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at December 31, 2013, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.2% to 6.4% (with a weighted-average annual interest rate of 4.5%). We were in compliance with all financial and other covenants applicable to our credit facilities at December 31, 2013.

3-36

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at December 31, 2013 were as follows:

	Scheduled interest payments
	In 2014	In 2015	In 2016	In 2017	In 2018	Thereafter
Interest payments on long-term debt	$6,684	$6,684	$4,319	$3,077	$2,698	$8,206

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our presentation currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2013, we recorded a net reduction in our foreign currency translation adjustment balance of $13.4 million, compared to a net increase of $2.1 million in 2012. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2013 we had a total of $28.8 million (December 31, 2012: $31.2 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

3-37

Related Party Transactions

During the year ended December 31, 2013, we incurred $8.2 million in aggregate compensation relating to our directors and officers, as compared to $7.5 million in 2012. Included in these amounts are wages and benefits, post-employment benefits, and share-based compensation calculated on the basis of the expense we recognized in the year. In addition to this compensation, in 2013, we recognized a liability of $4.6 million for short-term benefits pursuant to the CEO separation agreement, to be paid out in 2014, and this amount has been excluded from those key management personnel amounts.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including valuation of consignors’ equipment and other assets subject to guarantee contracts; the grant date fair value of stock option awards; the identification of cash generating units (“CGUs”); depreciation, amortization and recoverability of property, plant and equipment, intangible assets, goodwill; and the recoverability of deferred income tax assets. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

3-38

Valuation of Goodwill and Intangible Assets

We assess the possible impairment of goodwill and intangible assets in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to CGUs, or groups of CGUs, that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill and intangible asset impairment test annually or more frequently if events or changes in circumstances indicate that assets might be impaired. We performed the latest test at December 31, 2013 and determined that no impairment had occurred.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as revenues. All of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as revenues because it is more reflective of the substance of the transaction.

We value each inventory contract at the lower of cost and net realizable value. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

On January 1, 2013, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated financial statements

IFRS 11, Joint arrangements

IFRS 12, Disclosure of interest in other entities

IFRS 13, Fair value measurement

Amendments to IFRS 7, Financial instruments: disclosures

Amendments to IAS 1, Presentation of financial statements

Amendments to IAS 27, Separate financial statements

Amendments to IAS 28, Investments in associates and joint ventures

Amendments to IAS 32, Tax effects of distributions to holders of equity instruments

Our adoption of these standards, excluding amendments to IAS 1 and IFRS 13, did not result in any change to our accounting or disclosure.

IAS 1 was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially re-classifiable to profit or loss subsequently. As a result of adopting this standard, we recognized a presentation change in our Consolidated Statement of Comprehensive Income. This change did not result in any adjustments to other comprehensive income or comprehensive income.

3-39

IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. As a result of adopting this standard, we have increased disclosure concerning fair value measurements and disclosures in our financial statements. This change had no impact on our financial position or performance.

In addition to those standards above, we have early adopted the amendments to IAS 36 in the period and applied them retrospectively. The amendments affect disclosure only and have no impact on our financial position or performance, and have not resulted in added disclosure in the period.

Other than our adoption of the standards and amendments described above, there have been no significant changes in our accounting policies during the year ended December 31, 2013.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2013 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our CEO and Chief Financial Officer (“CFO”) are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2013.

We performed an evaluation under the supervision and with the participation of our CEO and CFO, of the effectiveness of our disclosure controls and procedures as at December 31, 2013. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2013.

3-40

The effectiveness of our internal controls over financial reporting as of December 31, 2013 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited our December 31, 2013 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and for conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

3-41

We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complementary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to at risk contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

3-42

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

3-43

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We utilized the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business, operating results and our investments in this line of business.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

3-44

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

3-45

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our GAP and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce GAP and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business has significant operations in foreign jurisdictions.

We are exposed to risks related to operating in foreign jurisdictions. These risks and uncertainties vary from country to country and our operations may be affected in varying degrees by government regulations. Failure to comply strictly with applicable laws, regulations and local practices relating to auction regulations and other business regulations could impact our ability to operate in these jurisdictions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on our operations or profitability.

3-46

Income and commodity tax amounts, including tax expense, may be materially different than expected

Our global operations are subject to tax interpretations, regulations, and legislation in the numerous jurisdictions in which operate, all of which are subject to continual change. We accrue and pay income taxes and have significant income tax assets, liabilities, and expense that are estimates based primarily on the application of those interpretations, regulations and legislation and the amount of timing of future taxable income. The timing concerning the monetization of deferred income tax amounts is uncertain, as they are dependent on our future earnings and other events, and based upon substantively enacted income tax rates in effect at the time, which can be changed by governments.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax assets and liabilities, and income tax expense. There is no assurance that taxes will be payable as anticipated or that the amount or timing of receipt or use of the tax-related assets will be as currently expected. Our experience indicates that taxation authorities are increasing the frequency and depth of audits and reviews and, while our approach to accounting for tax positions has generally been deemed appropriate through recent audits by taxation authorities, future tax authority determinations could have a material impact to our financial position.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

Specifically, our current CEO will step down in 2014. Our business could suffer if we do not successfully recruit and on-board a suitable successor.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

3-47

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, however, it is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

3-48

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.505 per outstanding common share during the four quarters ended December 31, 2013. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

3-49